Encompass Funds 1700 California Street, Suite 335, San Francisco, CA 94109

January 25, 2011

Ms. Laura Hatch
Senior Accountant
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 2-0549

RE: Encompass Funds; File Nos. 333-132838 and 811-21885

Dear Ms. Hatch:

     On December 27, 2010, you provided comments to an annual report filed on Form N-CSR by Encompass Funds (the “Registrant”) for the period ended May 31, 2010. Please find below the Registrant’s responses to your comments. For your convenience, I have summarized your comments.

1.	Comment. In future reports please include the per share effect of redemption fees.

Response. In future reports we will include the per share effect of redemption fees. If the proceeds from redemption fees are less than $0.005 per share we will provide a footnote stating that “Proceeds from redemption fees were less than $0.005 per share”.

2.	Comment. In future reports please include additional disclosure related to restricted securities including the acquisition date and cost, and whether or not the Fund has any rights related to demanding registration of any securities held.

Response. In future reports we will include additional disclosure related to restricted securities including the acquisition date and cost, and whether or not the Fund has any rights related to demanding registration of any securities held.

3.	Other Comments: The staff requested that the Trust provide a statement in response to the generic “Tandy” letter.

Response:

1) The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

      2) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      3) The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or additional comments, please call the undersigned at 415 749 6565.

Respectfully, /s/ Marshall Berol Marshall Berol Chief Compliance Officer, Encompass Funds

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